 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant on March 17, 2022, entitled: “RedHill Biopharma Reports Operational Highlights and Fourth Quarter & Full Year 2021 Financial Results”.

Exhibit 99.1 (solely with respect to the Financial results for the quarter ended December 31, 2021,  Financial results for the year ended December 31, 2021 and Liquidity and Capital Resources) to this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710) and on January 11, 2022 (File No. 333-262099), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 24, 2019 (File No. 333-232777), on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: March 17, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer